UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

First Eagle Private Credit Fund

(Name of Issuer)

First Eagle Private Credit Fund

(Name of Person(s) Filing Statement)

Class I and Class D Shares of Beneficial Interest

(Title of Class of Securities)

32008T101 and 32010R200

(CUSIP Number of class of securities)

William Karim

c/o First Eagle Alternative Credit, LLC

500 Boylston Street

Suite 1250

Boston, MA 02116

David P. O’Connor

Laurence D. Paredes

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher P. Healey

Davis Polk & Wardwell LLP

1050 17th Street NW

Washington, DC 20036

January 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: ☐	Filing Parties: ☐
Form or Registration No.: ☐	Date Filed: ☐

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is First Eagle Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 1345 Avenue of the Americas, New York, New York 10105 and the telephone number is (212) 698-3300.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”) and Class D common shares of beneficial interest (the “Class D Shares” and together with Class I Shares, the “Shares”) or portions thereof. As of the close of business on December 31, 2025, there were 12,457,767 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 622,888 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of December 31, 2025.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. First Eagle Investment Management, LLC (the “Adviser”) oversees the management of the Fund’s activities and supervises the activities of First Eagle Alternative Credit, LLC (the “Subadviser”, and together with the Adviser, the “Advisers”). The Adviser is located at 1345 Avenue of the Americas, New York, NY 10105. and its telephone number is (212) 698-3300. The Subadviser is located at 500 Boylston Street, Suite 1250, Boston, MA 02116 and its telephone number is (212) 829-3101.The members of the Fund’s Board of Trustees (the “Board”) are Nancy Hawthorne, Rajender Chandhok, Patrick Coyne, Stuart George, Laurence Smith and David O’Connor (each, a “Trustee”). The President and Chief Executive Officer is David O’Connor, the Chief Financial Officer and Treasurer is Jennifer Wilson, the General Counsel is Laurence Paredes, the Deputy General Counsel and Assistant Secretary is Smriti Kodandapani, the Deputy General Counsel and Secretary is William Karim, the Deputy General Counsel is Sheelyn Michael, the Chief Compliance Officer is Robert Marks, the Vice President is Michael Luzzatto, and the Assistant Secretary is Casey Walker. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1) (i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 622,888 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on February 27, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of March 31, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest-bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on February 27, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to SS&C GIDS, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b)

Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d) Not applicable.

(e)

The Fund’s prospectus dated April 30, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Advisers expect that they will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer and Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)

None of the Fund, the Advisers or the Board or any person controlling the Fund, the Advisers or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of December 31, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares		Percentage of the Fund’s Outstanding Shares
Adviser	8,306,663	(1)	66.7%
Subadviser	—
David O’Connor	—
Nancy Hawthorne	—
Rajender Chandhok	—
Patrick Coyne	—
Stuart George	—
Laurence Smith	—
Jennifer Wilson	—
Smriti Kodandapani	—
William Karim	—
Sheelyn Michael	—
Robert Marks	—
Michael Luzzatto	—
Casey Walker	—
Laurence Paredes	—

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(1)

Based on Shares owned by FEPCF Founders Fund, L.P. (“Founders Fund”). FEPCF Founders Fund GP LLC (“Founders Fund GP”) is the sole general partner of Founders Fund. FEAC is the investment advisor to Founders Fund and sole member of Founders Fund GP. FEIM is the sole and managing member of FEAC. First Eagle Holdings, Inc. (“FEH”) is the managing member of FEIM. Founders Fund, Founders Fund GP, FEAC, FEIM and FEH maintain the shared power to vote or dispose of 8,306,663 Shares consisting of 4,808 Shares held directly by FEIM and 8,301,855 Shares directly held by Founders Fund.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Advisers, Trustees and officers of the Fund an aggregate of approximately 82 Shares, including the net impact of Shares issued pursuant to the Fund’s dividend reinvestment plan, for net proceeds of approximately $0.0 million to the Advisers, any Trustee or officer of the Fund, or any person controlling the Fund or the Advisers. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Advisers, or any Trustee or executive officer of the Fund, or any person controlling the Fund or the Advisers.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited annual financial statements of the Fund dated December 31, 2024 filed with the SEC on EDGAR on March 14, 2025 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Forms of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Form of Promissory Note.

(vi)	Forms of Notice of Withdrawal of Tender.

(a)(2)-(4) Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST EAGLE PRIVATE CREDIT FUND

By:	/s/ Jennifer Wilson
Name:	Jennifer Wilson
Title:	Chief Financial Officer and Treasurer

Dated: January 30, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table